Exhibit 99.2

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF AUDIOCODES LTD. September 14, 2022 NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL: The Notice of Meeting, Proxy Statement, Proxy Card are available at http://www.tase.co.il/tase/ and http://www.magna.isa.gov.il Please sign, date and mail your proxy card in the envelope provided as soon as possible. Signature of Shareholder Date: Signature of Shareholder Date: Note:Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person. To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. EXPLANATION TO PROPOSAL 3: IT IS UNLIKELY THAT YOU ARE A CON- TROLLING SHAREHOLDER OR THAT YOU HAVE A PERSONAL INTEREST IN THE RESOLUTION UNDER PROPOSAL 3, AND THEREFORE YOU PROBABLY NEED TO CHECK THE BOX. YOU SHOULD AVOID CHECKING THE BOX ONLY IF YOU HOLD THE POWER TO DIRECT THE ACTIVITIES OF THE COMPANY, OTHER THAN BY REASON OF BEING A DIRECTOR OR OTHER OFFICE HOLD- ER OF THE COMPANY (“CONTROLLING SHAREHOLDER”) OR IF YOU, YOUR RELATIVE OR A COMPANY, OTHER THAN AUDIOCODES, THAT IS AFFILIATED WITH YOU OR YOUR RELATIVE, ARE DOING BUSINESS WITH OR HAVE A FAMILY RELATIONSHIP WITH ANY OF THE COMPANY’S OFFICE HOLDERS (“PERSONAL INTEREST”). YOU DO NOT HAVE A PERSONAL INTEREST JUST BECAUSE YOU OWN THE COMPANY’S ORDINARY SHARES. IF YOU DO NOT CHECK THE BOX, YOUR VOTE WILL BE CLASSIFIED AS A VOTE SUBJECT TO PERSONAL INTEREST WITH RESPECT TO PROPOSAL 3 AND, THEREFORE, WILL NOT BE COUNTED AS PART OF THE NON-INTERESTED VOTES. IF YOU THINK THAT YOU ARE A CONTROLLING SHAREHOLDER OR HAVE A PERSONAL INTEREST, PLEASE CONTACT THE COMPANY'S CHIEF LEGAL OFFICER FOR GUIDANCE AT +972-3-976-4000. 1.TO REELECT MS. ZEHAVA SIMON AS A CLASS I DIRECTOR FOR AN ADDITION- AL TERM OF THREE YEARS 2.TO REELECT MS. SHIRA FAYANS BIRENBAUM AS A CLASS II DIRECTOR FOR A TERM OF ONE YEAR 3.TO APPROVE THE RENEWAL OF THE COMPENSATION POLICY FOR OFFI- CERS AND DIRECTORS OF THE COMPANY PLEASE NOTE: with respect to Proposal 3, please indicate by checking the box at right, that you are NOT a controlling shareholder and that you do NOT have a personal interest in this resolution (see explanation on the left side of this card) 4.TO APPROVE THE GRANT OF UP TO 7,500 RESTRICTED SHARE UNITS TO EACH NEWLY APPOINTED DIRECTOR OF THE COMPANY, OTHER THAN DIRECTORS CURRENTLY EMPLOYED BY THE COMPANY 5.TO APPROVE THE GRANT OF 3,750 RESTRICTED SHARE UNITS TO MS. SHIRA FAYANS BIRENBAUM 6.TO RATIFY THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER, A MEMBER OF ERNST & YOUNG GLOBAL, AS THE INDEPENDENT AUDITORS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2022, AND TO AUTHORIZE THE BOARD OF DIRECTORS (OR THE AUDIT COMMITTEE OF THE BOARD OF THE BOARD OF DIRECTORS, IF SO AUTHORIZED BY THE BOARD) TO DETERMINE THE COMPENSATION OF THE AUDITORS 7.TO REVIEW AND DISCUSS THE AUDITED CONSOLIDATED FINANCIAL STATE- MENTS OF THE COMPANY FOR THE YEAR ENDED DECEMBER 31, 2021 The undersigned hereby acknowledges receipt of the Notice of the 2022 Annual General Meeting of Shareholders and the Proxy Statement accompanying such Notice, revokes any proxy or proxies hereto - fore given to vote upon or act with respect to the undersigned's shares and hereby ratifies and confirms all that said proxies, their substitutes, or any of them, may lawfully do by virtue thereof. FORAGAINSTABSTAIN PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE x Please detach along perforated line and mail in the envelope provided.------------------ ---------------- 091422 GO GREEN e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via www.astfinancial.com to enjoy online access.

0 ------------------ . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .---------------- 14475 AUDIOCODES LTD. PROXY THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 14, 2022 The undersigned shareholder of AudioCodes Ltd. (the “Company” or “AudioCodes”) hereby appoints SHABTAI ADLERSBERG, or if unable to attend, NIRAN BARUCH or ITAMAR ROSEN, the true and lawful attorney, agent and proxy of the undersigned, with full power of substitution, to vote as described below all of the shares of the Company that the undersigned is entitled to vote at the 2022 Annual General Meeting of Shareholders of the Company to be held at the principal executive offices of the Company, 1 Hayarden Street, Airport City, Lod 7019900, Israel, on Tuesday, September 14, 2022 at 2:00 p.m., local time, and at any adjournment thereof. This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted FOR each of the items on the reverse side. (Continued and to be signed on the reverse side) 1.1